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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Martin Industries, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    57326K102
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                                 (CUSIP Number)

                    William D. Biggs, Sr., 100 Market Street
                 Panama City Beach, Florida 32413 (850) 234-5600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 57326K102                   13D                 PAGE  2  OF  6  PAGES


1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         William D. Biggs, Sr.
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2        Check the Appropriate Box If a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
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3        SEC Use Only

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4        Source of Funds (See Instructions)

         Not Applicable.
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5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)  [  ]
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6        Citizenship or Place of Organization

         United States of America
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                              7      Sole Voting Power
                                     857,456 shares(1)
                              -------------------------------------------------
      Number of               8      Shared Voting Power
       Shares                        2,687,229 shares(2)
    Beneficially             --------------------------------------------------
      Owned by                9      Sole Dispositive Power
   Each Reporting                    857,456 shares(1)
    Person With              --------------------------------------------------
                              10     Shared Dispositive Power
                                     2,687,229 shares(2)
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,544,685 shares (1)(2)
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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]
        (See Instructions)
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13       Percent of Class Represented by Amount in Row (11)

          41.10%(1)(2)(3)
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14       Type of Reporting Person (See Instructions)

         IN
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         The Statement on Schedule 13D filed August 28, 2000, by William D.
Biggs, Sr. is hereby amended to reflect a reduction in the percentage of beneficial ownership of the common stock, par value $0.01 per share, of Martin Industries, Inc. (the "Issuer") by Mr. Biggs as a result of dispositions by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP") in excess of one percent of the total number of shares of Common Stock outstanding. The dispositions referred to above were made in the ordinary course of business to participants in the ESOP following the termination of their employment relationship with the Issuer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following to the end thereof:

         "With respect to Amendment No. 1 of this Statement on Schedule 13D, this Item 3 is not applicable."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Subparagraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

         (a) Mr. Biggs directly holds 857,456 shares, or 9.94%, of the Issuer's Common Stock (which number includes 48,456 shares of Common Stock which Mr. Biggs is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days). In addition, 2,687,229 shares of Common Stock, or 31.33%, are held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP") as of December 31, 2001; this number reflects a decrease of 156,109 shares of Common Stock, or 1.82%, since Mr. Biggs' initial Statement of Beneficial Ownership on Schedule 13D filed on August 28, 2000 (the decrease in the ESOP's holdings represent routine dispositions of shares to participants in the ESOP following the termination of their employment with the Issuer). Mr. Biggs is a member of the committee that is responsible for administering the ESOP (the "Administrative Committee"), which responsibility includes directing the trustees of the ESOP with respect to the voting of shares held by the ESOP which have not been allocated to the accounts of participating employees and allocated shares for which no voting instructions have been received by the trustees. Participants in the ESOP are entitled to direct the voting of shares allocated to their ESOP accounts. Pursuant to the terms of the ESOP, the Administrative Committee is responsible for certain investment decisions (including decisions regarding acquisition and disposition) regarding assets held by the ESOP. In the event the trustees of the ESOP receive an offer to sell or to tender all shares of the Common Stock held by the ESOP, the Administrative Committee, without


                                    Page 3 of 6

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                  solicitation of approval from participating employees (unless the committee decides otherwise), determines whether or not to tender or sell said shares. Mr. Biggs is not currently a participant in the ESOP and disclaims beneficial ownership of the Common Stock held by the ESOP. Neither the filing of this
                  Schedule 13D nor any statement made herein shall be deemed an admission that Mr. Biggs is, for the purposes of Section
                  13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

         (b) Mr. Biggs beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 857,456 shares of Common Stock
                  Shared Voting Power: 2,687,229 shares of Common Stock*
                  Sole Dispositive Power: 857,456 shares of Common Stock Shared Dispositive Power: 2,687,229 shares of Common Stock*

                  *See Item 5(a) above.

         (c)      Not applicable.




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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2002                          /s/ WILLIAM D. BIGGS, SR.
      ---------------------                    -------------------------------
                                                     William D. Biggs, Sr.




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NOTES TO SCHEDULE 13D

(1) Includes 48,456 shares of Common Stock which Mr. Biggs is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days.

(2) Consists of 2,687,229 shares of Common Stock held by the Issuer's Employee Stock Ownership Plan and Related Trust (the "ESOP"). See Item 5(a).

(3) Share information for purposes of determining the percentage of outstanding Common Stock held by the reporting person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2001, received from the Issuer on January 24, 2002. Also, solely for the purpose of computing the percentage of outstanding Common Stock held by the reporting person, the shares of Common Stock which the reporting person has the right to acquire upon exercise of options that were exercisable within 60 days are deemed to be outstanding.

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